+1 617 526 6000 (t)

+1 617 526 5000 (f)

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

ConforMIS, Inc.

28 Crosby Drive

Bedford, MA 01730

Attn: David Cerveny, Chief Legal Officer and General Counsel 781-345-9001

April 24, 2015

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Russell Mancuso

Re:                             ConforMIS, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted March 20, 2015

File No. 377-00958

Ladies and Gentlemen:

On behalf of ConforMIS, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated April 16, 2015 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company also is confidentially submitting a revised draft of the Registration Statement with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

On behalf of the Company, we advise you as follows:

Prospectus Summary

Our business, page 1

1.                                      If you believe it is appropriate to highlight “superior clinical outcomes” in your prospectus summary, please provide equally prominent disclosure that highlights the limited nature of clinical data, such as mentioned on pages 16 and 17.  Also, as prominently as you highlight the FDA clearance in your prospectus summary, highlight that the clearance was obtained without conducting clinical studies, as currently mentioned on page 17.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement.

Implications of being an emerging growth company, page 5

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company acknowledges the Staff’s request and undertakes to comply with it as applicable.  To date, neither the Company nor anyone authorized by it has presented any such written communications to potential investors in reliance on Section 5(d) of the Securities Act.

The Offering, page 6

3.                                      Please tell us why your disclosure on page 7 regarding outstanding options includes the options mentioned in the last paragraph on page 132 but does not include the options mentioned in the last paragraph on page 131.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 138 and 139 of the Registration Statement.  The Company determined that it had incorrectly included the number of shares subject to options outstanding under its 2004 Plan in the number of shares subject to options outstanding under its 2011 Plan.

If our relationships with independent sales representatives and distributors are not successful, page 21

4.                                      Please disclose the portion of your revenue derived from the independent sales representatives and distributors mentioned in the first sentence.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Registration Statement.

The regulations to which we are subject, page 38

5.                                      Please reconcile your statement on page 1 that all of your knee replacement products have been cleared by the FDA with your disclosure in the second paragraph following the bullet list on page 39 that you currently market products subject to an exemption from premarket review and that the FDA might require a 510(k) application.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 40, 72, 93 and 106 of the Registration Statement.

We are subject to federal and state laws, page 48

6.                                      We note your disclosure in the last sentence of the penultimate paragraph of this risk factor.  Please clarify the nature of the “difficulty” you are having in complying the applicable Act.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 51 of the Registration Statement.

Industry and Other Data, page 62

7.                                      Please tell us whether you commissioned any of the third-party data that you include in your registration statement.

Response:  The Company advises the Staff that the Company did not commission any of the third-party industry or market data that is included in the Registration Statement. The Company has noted, where applicable, its sponsorship of clinical studies on pages 110 and 111 of the Registration Statement.

Capitalization, page 63

8.                                      Please revise to remove “cash and cash equivalents” from total capitalization in the table on page 64 since this is not part of your capitalization.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Registration Statement.

9.                                      We see that your balance sheet on page F-3 indicates that 53,496,241 shares of Preferred Stock are authorized and 50,985,652 shares are outstanding at December 31, 2014.  Please explain to us why your Capitalization table indicates that no preferred shares are authorized, issued or outstanding at December 31, 2014.

Response:  The Capitalization table includes as separate line items the convertible preferred stock that is currently authorized and outstanding and the preferred stock that will be authorized upon adoption by the Company of an amended and restated certificate of incorporation in connection with the offering contemplated by the Registration Statement.  None of the latter preferred stock is authorized, issued or outstanding at March 31, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sources of liquidity and funding requirements, page 75

10.                               Please discuss the material “certain conditions” under which you would be eligible to draw down the second $10 million under the term loan.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 81 and 82 of the Registration Statement.

Credit facilities, page 77

11.                               Please disclose the milestone mentioned in the last full paragraph on page 78.

Response:  The Company advises the Staff that it intends to submit a confidential treatment request with the Staff with respect to the revenue milestone included in the loan agreement to be filed as an exhibit to the Registration Statement.  The Company believes that this milestone is not material to the Company’s financial condition or results because the failure to achieve the milestone (1) accelerates principal amortization under the loan agreement only by twelve months and (2) does not change the principal amount owed by the Company to the lenders.

Business, page 88

12.                               We note you disclose the p-values for several of the studies you describe in your filing.  Please provide disclosure explaining to investors who may not be familiar with statistical terms what these values represent and how to interpret the various p-values that you have presented.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Registration Statement.

Improper implant fit, page 92

13.                               We note your disclosure in the second sentence of this section that an overhang of 3 millimeters or more is correlated with an increase in pain after total knee replacement.  Please clarify, if known, whether the overhang referred to in the study in the third sentence of this section was 3 millimeters or more.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Registration Statement.

For the hospital, page 95

14.                               Please clarify what adverse events were observed at a rate of 11.8% in a manner that makes clear whether your product can resolve all of those events.

Response:  In response to the Staff’s comment, and upon further review of the disclosure referred to in the Staff’s comment, the Company has deleted the referenced disclosure which was previously on page 95 of the Registration Statement.  The Company determined that the deleted language was not relevant to the disclosure contained in the remaining portion of the paragraph because such remaining portion describes (1) costs to hospitals associated with off-the-shelf implant procedures and (2) infections that may result from use of improperly-prepared instruments used in such procedures. The deleted language referred to adverse events observed in an aggregate manner, but such adverse events were not limited to infections.

Clinical studies, page 105

15.                               We note the last sentence of the first paragraph of this section where you indicate that you are summarizing five of the studies.  Please tell us (1) how you determined which five studies to summarize and (2) how you ensured that your disclosure is a balanced presentation of the results of all studies and patient experience, including negative outcomes.  Also, please clarify which are your studies and which studies were “conducted independently by orthopedic surgeons,” and provide us your analysis of whether you must file the consent of those surgeons.

Rule 83 Confidential Treatment by ConforMIS, Inc. Request #1

Response: The Company supplementally advises the Staff that the studies summarized in the Registration Statement were selected for inclusion because they report on one or more of the five clinical outcome measurements that the Company believes are indicative of the long-term clinical success of total knee replacements, which are: economic outcomes, patient-reported outcomes, accuracy of implant alignment, post-operative knee stability and post-operative knee function.

The studies summarized in the Registration Statement also highlight the primary causes of patient dissatisfaction, which, as noted on page 95 of the Registration Statement, has been an issue for approximately one in five patients who receive an off-the-shelf implant.

Furthermore, the studies summarized in the Registration Statement represent those clinical studies that have been conducted utilizing direct comparison of the Company’s customized iTotal CR knee implant, the Company’s best-selling product, to cohorts of patients receiving standard, off-the-shelf cruciate-retaining knee replacement systems.

There are other studies comparing the Company’s products to off-the-shelf knee replacement products that the Company did not describe in the Registration Statement.  The Company did not summarize these studies because the Company determined that the inclusion of the study would not have provided any material, additional information beyond that provided by the studies the Company did include or that the study suffered from one or more of the following deficiencies:

•                  the study related to the use of the Company’s iUni or iDuo knee replacement products or other, earlier products no longer material to the Company, about which the Company does not make the claims of clinical benefits that are made with respect to the iTotal CR product;

•                  the study compared types of implants that are generally believed to be difficult to compare due to reported clinical and functional differences;

•                  the study reported results that were so far out of line with reports from other, larger sample size studies that the Company believes the results are not reliable;

•                  the study was an in vitro study in cadaveric knees and not a study of patient experiences;

•                  the study was conducted by a single surgeon, and was not a multi-surgeon or multi-center trial;

•                  the study was limited in sample size, evaluating a small number of patients and knee implants;

•                  the study was not reported in a peer-reviewed journal; or

•                  the study did not specifically report on the clinical outcome measurements noted above.

[**]

ConforMIS, Inc. respectfully requests that the information contained in Request #1 above be treated as confidential information and that the Securities and Exchange Commission provide timely notice to David Cerveny, Chief Legal Officer and General Counsel, 28 Crosby Drive, Bedford, MA 01730, telephone (781) 345-9001, before it permits any disclosure of the bracketed information contained in Request #1.

In response to the Staff’s comment regarding clarifying which studies are the Company’s studies and which studies were “conducted independently by orthopedic surgeons,” the Company has revised the disclosure on pages 110 and 111 of the Registration Statement. In addition, the Company advises the Staff that the Company does not believe it needs the consent of the surgeons conducting the studies because the results of these studies were published or presented publicly.

Patent rights, page 110

16.                               Please separately disclose (1) the duration and effect of your patents and (2) the duration and effect of your licenses.  For licenses, include a description of the material diligence, development and commercialization timelines and payments mentioned on page 33 and material termination provisions; file as exhibits to this registration statement the licenses on which your business depends to a material extent.

Response:  In response to the Staff’s comment, the Company directs the Staff to the disclosure on page 114 of the Registration Statement stating the duration of the patents described in the last full paragraph of such page, specifically the disclosure that (1) the Company’s earliest patent expiration date of its owned or exclusively in-licensed patents is 2021, (2) other patents that protect current and planned products and important features of the Company’s iFit technology platform are projected to expire between 2022 and 2032, and (3) other patents that may issue are projected to expire between 2022 and 2034.

With respect to the Staff’s comment regarding the duration and effect of the Company’s licenses, the Company respectfully advises the Staff that none of its licenses are material to its business and therefore has not disclosed the duration and effect of its licenses or any other specific license terms, such as diligence obligations, payment terms and termination provisions.  The Company does not intend to file any of the Company’s licenses as an exhibit to the Registration Statement, with the exception of the license agreement with Vertegen, Inc., described on pages 146 and 147 of the Registration Statement.  The Company has described the Vertegen license and will file it as an exhibit because such license is with an entity that is controlled by and affiliated with Dr. Lang, the Company’s Chief Executive Officer, and not because it is material to the Company’s business.

Review and approval, page 115

17.                               Please disclose the expiration date of your current “period of validity” mentioned in the last full paragraph on page 116.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 41 and 121 of the Registration Statement.

Third-party reimbursement, page 117

18.                               Please revise your disclosure regarding third-party reimbursement to clarify the “coverage and reimbursement status” of your products.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Registration Statement.

Management, page 120

19.                               Refer to your identification of your vice presidents as “Key Employees” separate from your identification of “Executive Officers.”  Please revise for consistency with Rule 405 which includes in the definition of executive officer “any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance).”

Response:  In response to the Staff’s comment, the Company has determined that Robert Law, III and Matthew Scott, previously identified as “Key Employees” of the Company in the Registration Statement, should be classified as “Executive Officers” of the

Company and has revised the disclosure on pages 125 through 129 and the Exhibit Index of the Registration Statement and plans to add additional exhibits to the Registration Statement, accordingly.  The Company respectfully advises the Staff that it believes none of the other “Key Employees” identified in the Registration Statement, including those with the titles of Senior Vice President or Vice President, are “Executive Officers” because each is not in charge of a principal business unit, division or function and reports to an Executive Officer of the Company in charge of the same principal business unit, division or function.

20.                               Please ensure that you have clearly disclosed all background information required by Regulation S-K Item 401(e)(1), including the business experience of Mr. Langdale during the past five years, and the principal business of the named employers, such as Tara Technologies Corporation.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 125 through 129 of the Registration Statement.

Certain Relationships and Related Persons Transactions, page 138

21.                               Please disclose the exercise price and original expiration date of the warrants mentioned in the last sentence on page 138.  Also disclose the number of shares underlying the warrants.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Registration Statement.

22.                               Please file as exhibits to this registration statement the letter agreement mentioned in the last full paragraph on page 139, the letter agreement mentioned in the first paragraph under the caption “Asia strategy” on page 139, and the agreements mentioned in the first sentence of the second paragraph on page 141.

Response:  The Company advises the Staff that the Company expects that each of (1) the letter agreement mentioned in the last full paragraph on page 139 (now page 145) and (2) the letter agreement mentioned in the first paragraph under the caption “Asia strategy committee with Tasik” on page 139 (now page 145) will be terminated prior to or effective upon the closing of the offering contemplated by the Registration Statement.  For this reason, the Company does not intend to file these agreements as exhibits to the Registration Statement and has revised the disclosure on pages 145 and 146 of the Registration Statement accordingly.  The Company advises the Staff that it intends to amend the agreements mentioned in the first sentence of the second paragraph on page 141 (now page 147) and will file these amended agreements as exhibits in a subsequent amendment to the Registration Statement.

Asia strategy committee with Tasik, page 139

23.                               Please clarify whether the exchange “consummated in July 2013” terminated your obligations under the letter agreement given your option to terminate as described in the last sentence on page 139.  If the agreement was not terminated, please clarify which directors serve on your Asia strategy committee.

Response:   The Company advises the Staff that the share exchange did not terminate the Company’s obligations under this letter agreement, and the Company has revised the disclosure on page 146 of the Registration Statement to clarify this. The Company supplementally advises the Staff that it expects that this letter agreement will terminate prior to or effective upon the closing of the offering contemplated by the Registration Statement. In the event that the Company determines to maintain an Asia strategy committee of the Company’s board of directors, the Company shall include in an amendment to the Registration Statement information related to such committee required by the rules of the Securities and Exchange Commission to be set forth in such amendment or that the Company determines to be material to investors.

Revenue share agreement with Dr. Lang, page 140

24.                               Please clarify the “product classifications” and the royalty rate paid on each.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 146 of the Registration Statement.

Principal Stockholders, page 143

25.                               Where you have not already done so, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of each entity disclosed in the table.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 150, 151 and 152 of the Registration Statement.  In addition, the Company will provide such disclosure in an amendment to the Registration Statement with respect to entities listed in the table for which such disclosure has not yet been provided upon receipt of the applicable information from such entities.

Other activities, page 164

26.                               We note your reference in the first sentence of this section to past relationships with the underwriters.  Please provide more specific disclosure about those relationships.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 172 of the Registration Statement.

Financial Statements

Note L — Stockholders’ Equity, page F-25

27.                               Please tell us the estimated IPO price range.  To the extent that there is a significant difference between the estimated grant-date fair values of your common stock during the past twelve months and the estimated IPO price, please explain to us each significant factor contributing to the difference.

Response:  The Company acknowledges the Staff’s request and undertakes to comply with it.  Once the Company has determined an estimated IPO price range, the Company will inform the Staff of such range and if such estimated price range is significantly different from the estimated grant-date fair values of the Company’s common stock during the past twelve months, the Company will provide to the Staff additional information regarding the significant factors contributing to the difference in such fair values. The Company acknowledges that the Staff will defer its evaluation of any stock compensation issues until an estimated IPO price range has been determined.

28.                               We note from page F-26 that all classes of your preferred stock automatically convert into common stock upon the earlier of the closing of a firm commitment underwritten public offering from which the aggregate net proceeds equal or exceed $50 million and in which the price per share is at least $10.00.  Please explain to us whether you expect to meet the conditions for the conversion of the preferred shares.

Response:  The Company advises the Staff that it will meet such conditions for the conversion of the preferred shares or obtain the approvals necessary to effect conversion.  In no event does the Company intend to proceed with the offering unless all outstanding preferred stock converts into common stock in connection with the closing of the offering contemplated by the Registration Statement.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. §200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operation.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6506 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Richard A. Hoffman
Richard A. Hoffman

cc:	Philipp Lang, M.D.
David Cerveny, Esq.